FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange regarding Cash Dividends Distribution - Waiver from Bondholders

TRANSLATION FROM SPANISH

May 5, 2006

Buenos Aires Stock Exchange

(Bolsa de Comercio de Buenos Aires)

25 de Mayo 347, 2nd Floor

Buenos Aires

Gentlemen:

Ref.:	Section 23 - Cash Dividends Distribution - Waiver from Bondholders

The purpose of this letter is to inform you that BBVA Banco Francés S.A. has obtained all preliminary authorizations required for the payment of cash dividends. This had been previously advised during the course of the Ordinary and Extraordinary Shareholders’ Meetings held on April 27, 2006.

In this connection, we would like to inform you the following:

(i)	On April 27, 2006 the Central Bank of the Argentine Republic (Banco Central de la República Argentina) gave its authorization to Banco Francés for the payment of cash dividends. This authorization was announced at the Shareholders’ meeting held on that date, and thereafter, all controlling authorities were advised of this “relevant fact”; and

(ii)	At the 2nd call of the Bondholders’ Meeting held today (Corporate Bonds - 15th Series, issued on November 26, 2003) it was decided to grant Banco Francés a waiver for the cash dividends distribution ban that was included in the terms and conditions of said Corporate Bonds, 15th Series.

As explained above, the payment of said dividends shall be made 30 days as of today, thus complying with the proper formalities.

Sincerely yours,

BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 8, 2006	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer